UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-11444

MAGNA INTERNATIONAL INC.

(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.
(Registrant)

Date: May 14, 2025	By:	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President, Associate General Counsel and Corporate Secretary

EXHIBITS

Exhibit 99.1	Underwriting Agreement, dated May 13, 2025, among the Registrant and several underwriters, BNP PARIBAS, Citigroup Global Markets Limited, Merrill Lynch International, Commerzbank Aktiengesellschaft, ING Bank N.V., Scotiabank (Ireland) Designated Activity Company, HSBC Bank plc, RBC Europe Limited, The Toronto-Dominion Bank, Loop Capital Markets LLC, ICBC Standard Bank plc, J.P. Morgan Securities plc, Raiffeisen Bank International AG, Wells Fargo Securities International Limited, Canadian Imperial Bank of Commerce, London Branch and Goldman Sachs & Co. LLC.

Exhibit 99.2	Underwriting Agreement, dated May 13, 2025, among the Registrant and BofA Securities, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein.

Exhibit 99.3	Press Release issued May 14, 2025, in which the Registrant announced senior notes offerings.